Exhibit 3.1

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation: Loton, Corp

2. The articles have been amended as follows: (provide article numbers, if available)

Article III of the Articles of Incorporation of the Corporation has been amended as set forth in Exhibit A attached hereto and made a part hereof by this reference.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 50.77%

4. Effective date and time of filing: (optional)   Date:                                    Time:

 (must not be later than 90 days after the certificate is filed)

5. Signature: (required)

/s/ Robert S. Ellin
Name: Robert S. Ellin
Title: Executive Chairman and President
Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.	Nevada Secretary of State Amend Profit-After
Revised: 8-31-11

EXHIBIT A

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 – After Issuance of Stock)

1.	Name of corporation: Loton, Corp (the “Corporation”).

2.	The Articles of Incorporation of the Corporation are amended by deleting Article III in its entirety and replacing it with the following:

III.  Authorized Capital Stock:

A. The aggregate number of shares of capital stock which the Corporation shall have the authority to issue is five hundred and one million (501,000,000) shares, consisting of five hundred million (500,000,000) shares of common stock, $0.001 par value per share (the “Common Stock”), and one million (1,000,000) shares of preferred stock, $0.001 par value per share (the “Preferred Stock”).

B. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation is hereby authorized, by filing a certificate pursuant to the corporation laws of the State of Nevada, to fix or alter from time to time the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions of any wholly unissued series of Preferred Stock, and to establish from time to time the number of shares constituting any such series or any of them; and to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.